PrimaCom AG An der Ochsenwiese 3 D-55124	PrimaCom AG An der Ochsenwiese 3 D-55124 Mainz
Mr. Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 3561 100 F St. NE Washington, DC 20549-3561 United States of America	Tel.: +49 (0) 6131 944.541 Fax: +49 (0) 6131 944.549 info@primacom.de www.primacom.de
Mainz, November 22, 2005
Dear Mr Spirgel

Re:	Primacom AG Form 20-F for Fiscal Year Ended December 31, 2004 Filed April 29, 2005 File No. 0-30004
We are responding to your letter dated September 19, 2005 relating to Primacom AG’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”).
For your convenience, the Staff’s comments have been retyped below in boldface type, and the Company’s responses are provided immediately after each comment.
1.	Reference is made to the second and third paragraph on page 5 of your letter dated August 15, 2005. We do not understand management’s assertion that “goodwill associated with the various components in Germany is more likely recoverable based on multiple components vs. a single component given the necessity of a large customer base to generate cash flow”. This response appears to suggest that the cash flow generated by certain networks may not be sufficient to fully recover their associated goodwill. We would consider this to be a strong indicator that goodwill impairment should be assessed at the component level. Further, we note during 2002 you assessed long-lived assets for impairment at the component level in Germany and certain of the long-lived assets associated with specific regional locations were determined to be impaired. This suggests to us that your German components may be sufficiently different economically to not support aggregating them into a single reporting unit. Unless you are able to demonstrate that the components work together in concert, and not as independent networks as you indicate in your response, and they have similar economic characteristics such as long-term gross margins, it would appear you should revise your goodwill impairment policy to assess impairment at the component level.

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Vorstand:	Aufsichtsratsvorsitzender:	Sitz:	Amtsgericht:	HRB:
Hans-Werner Klose	Heinz Eble	Mainz	Mainz	7164
Wolfgang Preuß (Vorsitzender)

As mentioned in our letter of August 15 the evolution of the Company’s current structure was driven by the acquisition of several networks over the last 6 years. The discrete financial information available for these components is used in periodic reviews performed by financial management for tax and treasury planning purposes. Operational reviews are performed at the German reporting unit level.

When we included the statement “goodwill associated with the various components in Germany is more likely recoverable based on multiple components vs. a single component given the necessity of a large customer base to generate cash flow” in our letter of August 15, we were intending to illustrate fact that the Company’s strategy in building the German cable business included growing the scale of the business through strategic acquisitions that are accretive to the cash flows of the entire group. While we agree that impairment testing under SFAS 144 should likely occur at a level below the Germany segment level since SFAS 144 paragraph 10 requires assets to be considered for impairment at the lowest level for which there are identifiable cash flows, we believe that this does not require that goodwill impairment testing be performed at this level.

We recognize that the determination of whether the components of the Germany operating segment have similar economic characteristics is a matter of judgement, and we focused on the Company’s business strategy to achieve scale to enhance cash flows as well as considering the following qualitative factors in making our determination:
•	The products and services offered by our components are similar across the country. A standard package is offered in all regions with only some slight differences in the TV channels.

•	All decisions on the content of packages, new products and pricing are made at the corporate level.

•	Products are provided in the same way across the regions; either through PrimaCom Head Ends or by sending a purchased signal to our customers.

•	Major supply contracts (e.g. Kabel Deutschland for Signal supply, Content purchases, GEMA —Artists rights, maintenance materials, automobile fleet management) are negotiated on a group level for the entire Germany segment.

•	Our customers are similar across the region. i.e. individual subscribers or housing associations which are providing services to individual customers

•	Customer invoicing, credit and collection and accounts payable are managed on a common billing, accounting and cash management system all operated and supported at group level. This consolidation of services has been accretive to cash flow at the Germany segment level.
After consideration of the above-noted qualitative considerations, and the fact that sharing of costs and strategy at the Germany segment level is accretive to group cash flow, we have concluded that while the regions within our Germany operating segment are components of the Germany segment, these components have similar economic characteristics as contemplated in paragraph 30 of SFAS 142 and should be aggregated and considered one reporting unit. Therefore, we have concluded the Germany segment should be considered the reporting unit for purposes of goodwill impairment testing under SFAS 142.

2.	Please explain to us the facts and circumstances concerning your plan to sell Multikabel, including your discussions with the second secured lenders, the receipt of the necessary consents, the timing and extent of management approval, the nature and extent of your discussions with any potential buyers, and the anticipated timing of the sale. Tell us your consideration, at December 31, 2004 and March 31 and June 30, 2005, of whether or not to classify this disposal group as assets held for sale under SFAS 144. Explain to us whether the individual criteria of paragraph 30 of SFAS 144 were met at December 31, 2004 and March 31, 2005 or thereafter, and how you determined whether or not it was necessary to recognise an impairment loss.

At December 31, 2004, March 31, 2005 and June 30, 2005 we examined our plans to sell our Multikabel business under the held for sale criteria a) to f) of paragraph 30 of SFAS 144 as follows:-
a)	Management, having the authority to approve the action, commits to a plan to sell the disposal group.

This criteria was met in September 2004 when the Company’s Management and Supervisory Boards concluded to sell Multikabel .

b)	The disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups

In addition to management approval it was necessary to obtain the consent of both our Senior and Second Secured Lenders to the disposal.

At December 31, 2004 we had received the consent of the Senior Lenders, subject to certain conditions (eg. that the sale proceeds would be sufficient to repay the Senior Loan) to the disposal of Multikabel. However the Second Secured Lenders indicated that they would only give their consent based on a specific transaction which would be acceptable to them. Subsequently, the Second Secured Lenders obtained injunctions in the English courts prohibiting the Company from selling Multikabel without the consent of the Second Secured lenders. This injunction remained in place as we reported on the first and second quarters of 2005.

See also our comment in e) below.

Criteria not met at December 31, 2004, March 31, 2005 & June 30, 2005 due to the uncertainty in being able to complete a transaction that would be acceptable to our Second Secured Lenders.

c)	An active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated.

This criteria was met when the search for a buyer began in October 2004.

d)	The sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale, within one year.

At the above 3 reporting periods, given the position of the Senior Lenders versus the Second Secured Lenders we were unable to conclude it was probable the sale would occur in one year since any sale would be subject to the approval of the Second Secured Lenders, and they had filed an injunction preventing a sale without their approval.

e)	The disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

The disposal group was actively marketed. Without being able to clearly demonstrate the Company’s ability to deliver title the Company’s negotiating position was impaired. In addition the public announcements of the Second Secured Lenders and in some cases their direct contact with prospective purchasers created sufficient uncertainty so that some prospective purchasers were unwilling to commit significant amounts on due diligence exercises while there was still a risk that the transaction might ultimately be blocked or the subject of litigation.

Despite the above conditions management was confident, based on discussions with the small group of prospective purchasers who had indicated a strong interest and who had communicated indicative offers above €500 Mio, that even in this negative and non competitive scenario, Multikabel could ultimately be sold at a value significantly higher than its carrying value of €358 Mio if a transaction could be completed, and therefore there was no need to recognize an impairment loss.

Criteria not met at December 31, 2004, March, 31, 2005 & June 30, 2005 due to the reasons above.

f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

See comment in d) above. Given the need to obtain approval of the Second Secured Lenders, it was uncertain whether changes would be made to the disposal plan or that the plan would be withdrawn.
Events subsequent to June 30, 2005
On September 15, 2005 the Company announced, that it had reached agreement in principle with the holders of the Second Secured Loan on the economic conditions of a settlement. The agreement provided, subject to closing in accordance with a settlement agreement with the owners of the Second Secured Lenders (referred to below) that they would agree to the sale of Multikabel.
On October 6, 2005 the Company gave notice that it had entered into a a purchase agreement with Amsterdamse Beheer- en Consultingmaatschappij and B.V.Christina Beheer- en Adviesmaatschappij B.V., companies controlled by the global private equity firm Warburg Pincus, regarding the indirect sale of all shares in N.V. Multikabel as well as all debt of all Dutch subsidiaries vis-à-vis the PrimaCom Group. The agreement was made under several conditions precedent, including the merger clearance by the Dutch cartel authority NMa as well as the financing of the purchase price by the purchaser and the approval of PrimaCom’s existing Senior Lenders and the Second Secured Lenders. The purchase price amounts to €515 million, which exceed Multikabel’s carrying value of €358 Mio.
The supervisory board granted its consent to the transaction. It is expected that the transaction will be consummated by November 30, 2005.

On October 13, 2005 the Company entered into a Settlement Agreement with its Second Secured Lenders under a Facility Agreement dated 26 March 2002 (“SSFA”).
Under the Settlement Agreement PrimaCom has agreed to withdraw the litigation initiated by it in Germany against the Second Secured Lenders and pay a lump sum in full and final settlement of all amounts due and payable under the SSFA .The mutual withdrawal of litigation and certain other conditions (including the disposal of Multikabel) must be completed on or before 30 November 2005
On November 4, 2005 the Company announced that the Dutch anti-monopoly authority NMa has given the merger clearance of the contract regarding the indirect sales of all shares of N.V. Multikabel as well as all debt of all Dutch subsidiaries vis-à-vis the PrimaCom group to the Amsterdamse Beheer- en Consultingmaatschappij B.V. and Christine Beheer- en Adviesmaatschappij B.V., companies which are controlled by the global private equity firm Warburg Pincus.
Accordingly, going forward, Multikabel will be reported as a discontinued operation in the financial statements under SFAS 144 paragraphs 41- 47.
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As requested, the Company acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosures in our SEC filings;

•	SEC Staff comments or changes to disclosure in response to such comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
If you have any questions or wish to discuss any of the Company’s responses, please contact William Cullen directly at 0049 6131 944 550.
Yours very truly,

Hans-Werner Klose
Member of the Management Board

cc.	Robert S. Littlepage, Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F St. NE
Washington, DC 20549-3561
United States of America